

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Symantec Corporation
Enrique Salem
President & CEO
350 Ellis Street
Mountain View, CA 94043

    Re: Symantec Corporation
             Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011
             Filed May 20, 2011 and August 1, 2011, respectively
             File No. 000-17781

Dear Mr. Salem:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathleen Collins

                            Kathleen Collins
                            Accounting Branch Chief